Exhibit 99.5
2, place de la Coupole
La Défense 6
92400 Courbevoie, France
Fax: 33 (1) 47 44 68 21
Catherine Enck
Tel.: 33 (0)1 47 44 37 76
Patricia Marie
Tel.: 33 (0)1 47 44 45 90
Paul Floren
Tel.: 33 (0)1 47 44 45 91
Christine de Champeaux
Tel.: 33 (0)1 47 44 47 49
Bertille Aron
Tel.: 33 (0)1 47 44 67 12
Mary Dwyer
Tel.: 33 (0)1 47 44 21 19
Isabelle Cabrol
Tel.: 33 (0)1 47 44 64 24
Charles-Edouard Anfray
Tel.: 33 (0)1 47 44 65 55
Franklin Boitier
Tel.: 33 (0)1 47 44 59 81
Philippe Gateau
Tel.: 33 (0)1 47 44 47 05
TOTAL S.A.
Share capital: €6,139,395,400
Registered in Nanterre:
R.C.S. 542 051 180
NOTICE OF APPOINTMENT
Paris — January 30, 2006 — Total has announced the following appointments:
•	Laurence Storelli has been appointed Vice President, Human Resources and Internal Communication as part of the Refining and Marketing senior management team.

•	Jean-Noël Dairon has been appointed Vice President, Human Resources and Corporate Communication as part of the Chemicals senior management team.

Laurence Storelli, 48, graduated from Institut d’Etudes Politiques de Paris with a Masters in Public Law and a post-graduate degree in human resources management. After joining the Group in 1983, she held a variety of positions as legal advisor in the Refining and Marketing business and at Corporate Headquarters. She was appointed Corporate Vice President, Labor Relations in 1997, then served as Vice President, Career Management as part of the Exploration & Production senior management team from 2003 to 2005.
Jean-Noël Dairon, 58, graduated from Institut d’Etudes Politiques de Paris and has a law degree. He joined the Group in 1973, successively holding positions in the head office of the Refining branch from 1994 until 2000. After serving as Vice President, Organization and Methods for the Refining and Marketing business until 2002, he was appointed Vice President, Career Management for the Refining and Marketing business, a position held until 2005.
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The world’s fourth-largest oil and gas company and a world-class chemicals producer, Total operates in more than 130 countries and has over 111,000 employees worldwide. Its operations span the entire oil and gas chain, from exploration, production, refining and marketing to trading and gas and power. Further information is available at www.total.com